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         MV INVESTMENTS N.V. ENDORSES ITS 0.66% TURKCELL SHARES IN BLANK


        Subject: Statement made pursuant to Circular VIII, No: 39 of the
                             Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                    ISTANBUL



Special Subjects:



On April 22, 2004, we stated that our shareholder MV Investments N.V. requested its share certificates making up 1% of Turkcell's outstanding shares to be endorsed in blank and Turkcell Board of Directors issued a resolution enabling the circulation of these shares.

Upon MV Investments Holding N.V.'s request, Turkcell Board of Directors decided to endorse MV Investment Holding N.V.'s shares in blank that corresponds to the shares endorsed in blank before Turkcell's bonus share issue.

The bonus shares corresponding to the previously endorsed blank shares make up 0.66% of Turkcell's outstanding shares. MV Investments N.V.'s blank Turkcell shares, which remain unsold, will be 0.75% of Turkcell's outstanding shares.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


                               Nihat Narin                  Koray Ozturkler
                               Investor Relations           Investor Relations
                               21.10.2004, 17:00            21.10.2004, 17:00




For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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